Exhibit 99.3

Torex Gold Provides Q4 2024 Update on Media Luna Project

Construction substantially complete and first copper concentrate on track for March

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario - (Newsfile Corp. - February 4, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) provides a Q4 2024 update on the development of its Media Luna Project (“Media Luna”). Unless otherwise stated, progress and milestones referenced in this press release are as of December 31, 2024.

Jody Kuzenko, President & CEO of Torex, stated:

“The Media Luna Project is now in its final months, sitting at 94% complete as of the end of 2024. We are well on track to complete the project and produce first copper concentrate by the end of Q1 2025, with engineering concluded, procurement substantially complete, underground development tracking well ahead of schedule, and surface construction advancing per plan.

“The tie-ins at the processing plant are on track to commence towards the end of February, with all major deliveries required to support the tie-in period now on site. In Q4, teams were able to take advantage of a planned maintenance period at the process plant and conducted initial synchronization and testing of the variable frequency drives for the ball mill, which we expect will streamline and de-risk the installation process and support efficient commissioning in March.

“Average monthly underground lateral development rates remained ahead of budget at 1,300 meters per month. Definition drilling is also well ahead of plan, with drilling for 2024 stopes completed ahead of schedule, most of the stopes planned to be mined in 2025 drilled off, and drilling for 2026 underway. Our target is to have a minimum of one year of stope inventory on hand going forward. With an excellent head start on both definition drilling and underground development, which will further accelerate in 2025, we now expect to achieve the designed mining rate of 7,500 tonnes per day by mid-2026, six months ahead of the schedule set out in the Technical Report.

“In terms of project capital, Q1 2025 is expected to be the last quarter of material investment in Media Luna and, with commercial production expected in early Q2 2025, we are well-positioned to pivot back to positive free cash flow generation by mid-year. The robust free cash flow anticipated from Morelos places Torex in a solid position to quickly repay the modest level of debt taken on to fund Media Luna, begin returning capital to shareholders, and support increased investment in our plans for continued growth at Morelos and beyond.”

CAPITAL EXPENDITURES

During Q4 2024, approximately $100 million was spent on Media Luna, bringing the total annual spend to $449 million, within the updated guidance range of $430 to $450 million. Expenditures in Q1 2025 are expected to be lower than the quarterly spend in 2024 as the project winds down, first copper concentrate production begins, and commercial production is declared shortly thereafter.

As a result of the previously announced rescheduling of the processing plant tie-ins to February (originally November 2024), the pre-commercial period has been extended by approximately three months. As per full-year guidance, the Company is expected to invest approximately $60 million of non-sustaining capital expenditures in 2025 at Media Luna primarily during the pre-commercial period. Of this amount, approximately half is related to underground development, which would have otherwise been categorized as sustaining in nature under the original November 2024 tie-in schedule. This expenditure includes accelerated underground development with a view to achieving steady-state mining rates six months ahead of the schedule set out in the Technical Report. The remainder of the forecast non-sustaining expenditures at Media Luna in 2025 primarily relate to finalization of surface construction activities, including the plant tie-in and paste plant construction.

PROJECT COMPLETION

As at year end, overall development of Media Luna was 94% complete, up from 87% at the start of the quarter. Engineering was concluded in Q3 2024, with teams continuing to support in the field as necessary to address any installation issues. Procurement is substantially complete at 99% and underground and surface development/construction are advancing, with completion levels at 90% and 85%, respectively. The largest outstanding item in the category of surface construction is the paste plant, which is on schedule for construction completion and commissioning in early Q2.

Progress on the project was halted by the eight-day temporary suspension of activities at Morelos in early December; as a result, the start of the four-week tie-in of the copper (“Cu”) and iron sulphide (“FeS”) flotation circuits as well as the modifications to the processing plant has shifted from early to late February. First concentrate production is expected at the end of Q1, and the declaration of commercial production shortly thereafter.

Table 1: Media Luna Project - Project Completion (April 1, 2022 through December 31, 2024)

Project To Date Q4 2024
Procurement	99%
Engineering	100%
Underground development/construction	90%
Surface construction (including paste plant)	85%

Total Project	94%

Notes to Table

1)	Physical progress measured starting as of April 1, 2022; excludes progress made prior to Board approval on March 31, 2022.
2)	Project period is defined as April 1, 2022 through declaration of commercial production.
3)	Total Project is weighted average based on activity levels.

Procurement

With procurement for the project 99% complete as of the end of Q4 2024, only minor deliveries remain outstanding, including automated valves, instrumentation, and some underground pipe for the paste plant distribution system. All major deliveries to support the start-up of Media Luna operations are now on site.

Notable orders completed during Q4 included the remaining electrical houses (“e-houses”) for the processing plant, the backup generator for the 230 kV switchyard, slurry pumps, and carbon steel pipe.

Underground Development and Construction

Steady progress continued underground at Media Luna, with 90% of project construction and development achieved as at year end. Definition drilling for the stopes planned to be taken in the 2024 mine plan were completed well ahead of schedule, most of the drilling in the 2025 mine plan is now complete, and definition drilling for the 2026 mine plan has commenced. The Company is targeting to have one year of stope inventory on hand going forward.

Underground development rates continue to track ahead of plan, with monthly lateral development rates averaging 1,300 metres since July relative to the original budget of 1,200 metres, excluding the impact of the temporary suspension of activities at Morelos in December. With the significant progress made to date on both definition drilling and underground development, the Company now expects mining rates at Media Luna to achieve the designed rate of 7,500 tonnes per day by mid-2026, six months ahead of the schedule set out in the Technical Report.

Construction and commissioning of rock breaker #1 is now complete (Figure 1). Installation of the fire suppression system for the Guajes conveyor commenced, as did installation of the 15 kV electrical cables along the length of the tunnel. Teams also completed the installation of the first vertical pipe for the tailings line and have commenced work on the backup second line, all with a view to derisking paste plant commissioning.

Figure 1: Rock breaker #1 and the grizzly chute have been installed and commissioned.

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Surface Construction

Surface construction is now 85% complete, up from 70% at the start of the quarter. On the north side of the Balsas River, the switchgear and transformers for all three e-houses required for the flotation circuit were energized during the quarter. Importantly, initial synchronization and testing of the variable frequency drives for the ball mill were completed during December, with a view to derisking commissioning in February (Figure 2). At the flotation circuit, flotation cell gear reducers were installed, agitator shafts were aligned, and compressors for dart valves are now in operation to allow for water testing of the primary flotation cells. Concrete has been poured on the truck scale at the Cu loadout area and construction of the Cu storage facility is progressing well with the roof system, tripper, and transfer conveyors in place. Vertical grinding mills have been constructed and are ready for final vendor inspection.

Installation of power infrastructure is now substantially complete, with the low voltage 115 kV system fully energized and operational, and the transmission line between the 230 kV switchyard and substation completed in the quarter (Figure 3). At the switchyard, crews continued to pull cable in the duct banks and trenches and installed battery banks. Additionally, the transformer for the underground control room has now been energized.

On the south side of the Balsas River, construction of the paste plant is advancing well. The elevated floor slab at the filter level has been poured allowing for preparation for the assembly of the main filter presses, and assembly and welding continues on the exterior tanks. Electrical panels are being mounted in the e-house. Steel erection sits at 66% complete, with 1,336 tonnes out of 2,020 tonnes installed (Figure 4).

Figure 2: Pre-commissioning of the ball mill’s variable frequency drives took place in December in order to mitigate potential risks during the tie-in period in February.

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Figure 3: Transmission lines between the 230 kV switchyard (pictured below) and substation were connected in the quarter.

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Figure 4: Work progressed on the paste plant during the quarter, including continued erection of the binder silo, thickener, and building steel.

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Operational Readiness

In parallel with development and construction activities, the surface and underground operational readiness plan continues to progress. The operational readiness team continues to develop and advance Standard Operating and Maintenance procedures for the new assets and is tracking to plan at over 77% complete. Central to the operational readiness plan is the workforce transition, with a view to ensuring the labour and staff personnel required to operate Media Luna and the modified process plant are in place and trained as appropriate. At the end of 2024, 83% of the total planned workforce at Media Luna was in place, which involved the recruitment of 136 people and transfer of 197 employees over the course of the year. The work ahead is to finalize the workforce transition through local, regional, and national recruitment and continued transfer of employees from the open pit operations to the Media Luna underground mine.

Negotiations with the various haulage companies for Cu concentrate transport to port distribution facilities are complete and contracts executed. The Company is also in the final stages of executing contracts for the sale of Cu concentrate to a mix of traders and smelters. Metal payables are in line with that which was incorporated into the most recent Technical Report dated effective March 16, 2022 and filed on March 31, 2022 (“Technical Report”).

PROJECT EXECUTION PLAN

Based on progress made to date and a detailed review of both the surface and underground schedules completed late in the quarter, modest updates have been made to the overall project schedule after incorporating the impact of the temporary suspension of activities at Morelos in early December (Figure 5).

More detail on the Media Luna Project, including the Feasibility Study results, can be found in the Technical Report.

Figure 5: Project execution plan for the Media Luna Project.

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ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Project, the EPO Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release has been reviewed and approved by Dave Stefanuto, P. Eng, Executive Vice President, Technical Services and Capital Projects of the Company, and a qualified person under National Instrument 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements that: the Company is well on track to complete the project and produce first copper concentrate by the end of Q1 2025; the tie-ins at the processing plant are on track to commence at the end of February; in Q4, teams were able to take advantage of a planned maintenance period at the process plant and conducted initial synchronization and testing of the variable frequency drives for the ball mill, which we expect will streamline and de-risk the installation process and support efficient commissioning in March; the Company’s target is to have a minimum of one year of stope inventory on hand going forward; the Company now expects to achieve the designed mining rate of 7,500 tonnes per day by mid-2026; Q1 2025 is expected to be the last quarter of material investment in Media Luna, with commercial production expected in early Q2 2025; the Company is well-positioned to pivot back to positive free cash flow generation by mid-year; the robust free cash flow anticipated from Morelos places Torex in a solid position to quickly repay the modest level of debt taken on to fund Media Luna, begin returning capital to shareholders, and support increased investment in the Company’s plans for continued growth at Morelos and beyond; expenditures in Q1 2025 are expected to be lower than the quarterly spend in 2024 as the project winds down, first copper concentrate production begins, and commercial production is declared shortly thereafter; the Company is expected to invest approximately $60 million of non-sustaining capital expenditures in 2025 at Media Luna primarily during the pre-commercial period; the paste plant is on schedule for construction completion and commissioning in early Q2; first concentrate production is expected at the end of Q1, and the declaration of commercial production shortly thereafter; the Company is targeting to have one year of stope inventory on hand going forward; metal payables are in line with that which was incorporated into the most recent Technical Report; and the Project execution plan for the Media Luna Project; and key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “plan”, “strategy”, “schedule”, “guide”, “continue”, “future” or variations of such words and phrases or statements that certain actions, events or results “will” occur or are “on track” to occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the technical report (“Technical Report”) titled ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, with an effective date of March 16, 2022, and a filing date of March 31, 2022 and in the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments as set out in the Technical Report, AIF and MD&A, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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